

Mail Stop 3720

October 7, 2015

Dan Hollenbach
Chief Financial Officer
BG Staffing, Inc.
5850 Granite Parkway, Suite 730
Plano, TX 75024

      Re: BG Staffing, Inc.
            Form 10-K for Fiscal Year Ended December 28, 2014
            Filed March 2, 2015
            File No. 001-36704

Dear Mr. Hollenbach:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Celeste M. Murphy for

                          Larry Spirgel
                          Assistant Director
                          AD Office 11 – Telecommunications